July 19, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Brittany Ebbert Kathleen Collins Mitchell Austin Jan Woo

Re: Instructure	Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-257473)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that between July 13, 2021 and the date hereof, approximately 4,708 copies of the Preliminary Prospectus dated July 13, 2021 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, July 21, 2021 or as soon thereafter as practicable, or at such other time as Instructure Holdings, Inc. or its outside counsel, Kirkland & Ellis LLP, may orally request via telephone call that such Registration Statement be declared effective.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

As representative of the Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Mitzi Madrid Diaz
Name: Mitzi Madrid Diaz
Title: Vice President